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CUSIP No.  63935M208                    13G                    Page 1 of 8 Pages
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13G
                                 (Rule 13d-102)

   Information to be Included in Statements Filed Pursuant to Rules 13d-1(b),
       (c) and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2(b)
                               (Amendment No. __)*

                                 NaviSite, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    63935M208
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  May 21, 2008
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_| Rule 13d-1(b)

|X| Rule 13d-1(c)

|_| Rule 13d-1(d)

----------

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.  63935M208                    13G                    Page 2 of 8 Pages
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================================================================================

    1      NAMES OF REPORTING PERSONS
           Silver Point Capital, L.P.

--------------------------------------------------------------------------------
    2
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) |_|
                                                                       (b) |_|
--------------------------------------------------------------------------------

    3      SEC USE ONLY

--------------------------------------------------------------------------------

    4      CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------
             NUMBER OF                   5    SOLE VOTING POWER
              SHARES
           BENEFICIALLY                       670,600
             OWNED BY                 ------------------------------------------
               EACH
             REPORTING                   6    SHARED VOTING POWER
              PERSON
               WITH                           -0-
                                      ------------------------------------------

                                         7    SOLE DISPOSITIVE POWER

                                              1,870,731 (See Item 4)
                                      ------------------------------------------

                                         8    SHARED DISPOSITIVE POWER

                                              -0-
--------------------------------------------------------------------------------

    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    1,870,731 (See Item 4)
--------------------------------------------------------------------------------

    10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                             |_|
--------------------------------------------------------------------------------

    11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                    5.1%(1)
--------------------------------------------------------------------------------

    12     TYPE OF REPORTING PERSON*

                    IA, PN
--------------------------------------------------------------------------------

*     SEE INSTRUCTIONS BEFORE FILLING OUT.

(1) The percentages used herein and throughout this Schedule 13G are based upon 35,305,578 shares of Common Stock outstanding as of March 12, 2008 as reported on the Company's quarterly report on Form 10-Q for the period ended January 31, 2008, and includes 1,200,131 immediately exercisable Common Stock purchase warrants.

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CUSIP No.  63935M208                    13G                    Page 3 of 8 Pages
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================================================================================

    1      NAMES OF REPORTING PERSONS
           Edward A. Mule

--------------------------------------------------------------------------------

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) |_|
                                                                        (b) |_|
--------------------------------------------------------------------------------

    3      SEC USE ONLY

--------------------------------------------------------------------------------

    4      CITIZENSHIP OR PLACE OF ORGANIZATION

                    United States
--------------------------------------------------------------------------------

             NUMBER OF                   5     SOLE VOTING POWER
              SHARES
           BENEFICIALLY                       -0-
             OWNED BY                 ------------------------------------------
               EACH
             REPORTING                   6    SHARED VOTING POWER
              PERSON
               WITH                           670,600 (See Item 4)

                                      ------------------------------------------
                                         7    SOLE DISPOSITIVE POWER

                                              -0-
                                      ------------------------------------------

                                         8    SHARED DISPOSITIVE POWER

                                              1,870,731 (See Item 4)

--------------------------------------------------------------------------------

    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    1,870,731 (See Item 4)

--------------------------------------------------------------------------------

    10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                             |_|
--------------------------------------------------------------------------------

    11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                    5.1%

--------------------------------------------------------------------------------

    12     TYPE OF REPORTING PERSON*

                    IN
================================================================================

*     SEE INSTRUCTIONS BEFORE FILLING OUT.

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CUSIP No.  63935M208                    13G                    Page 4 of 8 Pages
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================================================================================

    1      NAMES OF REPORTING PERSONS
           Robert J. O'Shea

--------------------------------------------------------------------------------

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------

    3      SEC USE ONLY

--------------------------------------------------------------------------------

    4      CITIZENSHIP OR PLACE OF ORGANIZATION

                    United States
--------------------------------------------------------------------------------

             NUMBER OF                   5    SOLE VOTING POWER
              SHARES
           BENEFICIALLY                       -0-
             OWNED BY                 ------------------------------------------
               EACH
             REPORTING                   6    SHARED VOTING POWER
              PERSON
               WITH                           670,600 (See Item 4)
                                      ------------------------------------------
                                         7    SOLE DISPOSITIVE POWER

                                              -0-
                                      ------------------------------------------

                                         8    SHARED DISPOSITIVE POWER

                                              1,870,731 (See Item 4)

--------------------------------------------------------------------------------

    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    1,870,731 (See Item 4)

--------------------------------------------------------------------------------

    10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                             |_|
--------------------------------------------------------------------------------

    11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                    5.1%
--------------------------------------------------------------------------------

    12     TYPE OF REPORTING PERSON*

                    IN
================================================================================

*     SEE INSTRUCTIONS BEFORE FILLING OUT.

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CUSIP No.  63935M208                    13G                    Page 5 of 8 Pages
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Item 1(a)         Name of Issuer:

                  The name of the issuer is NaviSite, Inc. (the "Company").

Item 1(b)         Address of Issuer's Principal Executive Offices:

                  The Company's principal executive office is located at 400 Minuteman Road, Andover, MA 01810.

Item 2(a)         Name of Person Filing:

                  This Schedule 13G is being jointly filed by Silver Point Capital, L.P., a Delaware limited partnership (the "Investment Manager"), Messrs. Edward A. Mule and Robert J. O'Shea with respect to the ownership of the shares of Common Stock by Silver Point Capital Fund, L.P. (the "Fund"), Silver Point Capital Offshore Fund, Ltd. (the "Offshore Fund"), and SPCP Group III LLC ("SPCP").(2)

                  The Reporting Persons have entered into a Joint Filing Agreement, dated June 2, 2008, a copy of which is filed with this Schedule 13G as Exhibit A, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Item 2(b)         Address of Principal Business Office or, if none, Residence:

                  The address of the principal business office of each of the Reporting Persons is Two Greenwich Plaza, 1st Floor, Greenwich, CT 06830

Item 2(c)         Citizenship:

                  Silver  Point   Capital,   L.P.  is  organized  as  a  limited
partnership under the laws of the State of Delaware. Both Mr. Mule and Mr. O'Shea are U.S. citizens.

Item 2(d)         Title of Class of Securities:

                  Common Stock.

Item 2(e)         CUSIP No.:

                  63935M208

----------
(2) Silver Point Capital, L.P. is the investment manager of the Fund and the Offshore Fund (collectively the "Funds") and by virtue of such status may be deemed to be the beneficial owner of the shares of Common Stock held by the Funds. Silver Point Capital Management, LLC ("Management") is the general partner of Silver Point Capital, L.P. and as a result may be deemed to be the beneficial owner of the shares of Common Stock held by the Funds. SPCP is an affiliate of Silver Point and Management (via common ownership directly or indirectly) and as a result Silver Point and Management may be deemed to be the beneficial owners of the shares of Common Stock held by SPCP. Each of Mr. Edward Mule and Mr. Robert O'Shea is a member of Management and has voting and investment power with respect to the shares of Common Stock held by the Funds and may be deemed to be a beneficial owner of the shares of Common Stock held by the Funds. Silver Point Capital, L.P., Management, and Messrs. Mule and O'Shea disclaim beneficial ownership of the shares of Common Stock held by the Funds, except to the extent of any pecuniary interest, and this report shall not be deemed to be an admission that they are the beneficial owners of such securities.

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CUSIP No.  63935M208                    13G                    Page 6 of 8 Pages
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Item 3            If this  statement  is filed  pursuant to Rules  13d-1(b),  or
13d-2(b), check whether the person filing is a:

                  Not Applicable.

Item 4            Ownership:

                  A. Silver Point Capital, L.P.

                     (a) Amount beneficially owned: 1,870,731

                     (b) Percent of class: 5.1%

                     (c) Number of shares as to which such person has:

                          (i) Sole power to vote or direct the vote: 670,600

                         (ii) Shared power to vote or direct the vote: -0-

                        (iii) Sole power to  dispose or direct the  disposition:
                              1,870,731

                         (iv) Shared power to dispose or direct the disposition:
                              -0-

                  B. Edward A. Mule

                     (a) Amount beneficially owned: 1,870,731

                     (b) Percent of class: 5.1%

                     (c) Number of shares as to which such person has:

                          (i) Sole power to vote or direct the vote: -0-

                         (ii) Shared power to vote or direct the vote: 670,600

                        (iii) Sole power to  dispose or direct the  disposition:
                              -0-

                         (iv) Shared power to dispose or direct the disposition:
                              1,870,731

                  C. Robert J. O'Shea

                     (a) Amount beneficially owned: 1,870,731

                     (b) Percent of class: 5.1%

                     (c) Number of shares as to which such person has:

                          (i) Sole power to vote or direct the vote: -0-

                         (ii) Shared power to vote or direct the vote: 670,600

                        (iii) Sole power to  dispose or direct the  disposition:
                              -0-

                         (iv) Shared power to dispose or direct the disposition:
                              1,870,731

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CUSIP No.  63935M208                    13G                    Page 7 of 8 Pages
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Item 5            Ownership of Five Percent or Less of a Class:

                  If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6            Ownership of More Than Five Percent on Behalf of Another
                  Person:

                  See response to Item 4.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

                  Not applicable.

Item 8            Identification and Classification of Members of the Group:

                  Not applicable.

Item 9            Notice of Dissolution of Group:

                  Not applicable.

Item 10           Certification:

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as participant in any transaction having that purpose or effect.

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CUSIP No.  63935M208                    13G                    Page 8 of 8 Pages
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                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  June 2, 2008

                                         Silver Point Capital, L.P.

                                         By:   /s/ Frederick H. Fogel
                                               -----------------------------
                                         Name: Frederick H. Fogel
                                         Its:  Authorized Signatory

                                                                       Exhibit A

              AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree as follows:

      (i) Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

      (ii) Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: June 2, 2008

                                         Silver Point Capital, L.P.

                                         By:   /s/ Frederick H. Fogel
                                               -----------------------------
                                         Name: Frederick H. Fogel
                                         Its:  Authorized Signatory


                                         /s/ Edward A. Mule
                                         -----------------------------------
                                         Edward A. Mule, individually


                                         /s/ Robert J. O'Shea
                                         -----------------------------------
                                         Robert J. O'Shea, individually